UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13D

Under the Securities Exchange Act of 1934

(Amendment No. 9)

AIM IMMUNOTECH INC.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

00901B105

(CUSIP Number)

Todd Deutsch

Ted D. Kellner

Paul W. Sweeney

Wayne Springate

c/o Baker & Hostetler LLP

127 Public Square, Suite 2000

Cleveland, Ohio 44114

Attn: John J. Harrington

(216) 621-0200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 14, 2024

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §240.13d-1(e), §240.13d-1(f) or §240.13d-1(g), check the following box: ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 00901B105

1.	Names of Reporting Persons Todd Deutsch
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,716,100
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 1,716,100
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,716,100
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☒
13.	Percent of Class Represented by Amount in Row (11) 2.7%(1)
14.	Type of Reporting Person IN

(1)

Percentage ownership based on 63,779,325 shares outstanding as reported in a Prospectus filed by the Company pursuant to Rule 424(b)(5) on December 4, 2024 with the Securities and Exchange Commission (File No. 333-283269).

CUSIP No. 00901B105

1.	Names of Reporting Persons Ted D. Kellner
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 394,000
	8.	Shared Voting Power 1,099,000
	9.	Sole Dispositive Power 394,000
	10.	Shared Dispositive Power 1,099,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,493,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☒
13.	Percent of Class Represented by Amount in Row (11) 2.3%(1)
14.	Type of Reporting Person IN

(1)

Percentage ownership based on 63,779,325 shares outstanding as reported in a Prospectus filed by the Company pursuant to Rule 424(b)(5) on December 4, 2024 with the Securities and Exchange Commission (File No. 333-283269).

CUSIP No. 00901B105

1.	Names of Reporting Persons Paul W. Sweeney
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,000
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 2,000
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 0.003%(1)
14.	Type of Reporting Person IN

(1)

Percentage ownership based on 63,779,325 shares outstanding as reported in a Prospectus filed by the Company pursuant to Rule 424(b)(5) on December 4, 2024 with the Securities and Exchange Commission (File No. 333-283269).

CUSIP No. 00901B105

1.	Names of Reporting Persons Wayne Springate
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 4,660
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 4,660
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,660
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 0.007%(1)
14.	Type of Reporting Person IN

(1)

Percentage ownership based on 63,779,325 shares outstanding as reported in a Prospectus filed by the Company pursuant to Rule 424(b)(5) on December 4, 2024 with the Securities and Exchange Commission (File No. 333-283269).

SCHEDULE 13D

This Amendment No. 9 (“Amendment No. 9”) is being filed jointly by Todd Deutsch, Ted. D. Kellner, Paul W. Sweeney and Wayne Springate and amends and supplements the Schedule 13D filed with the Securities and Exchange Commission on July 27, 2023 (the “Initial Schedule 13D” and together with Amendment No. 1 thereto filed on August 7, 2023, Amendment No. 2 thereto filed on August 28, 2023, Amendment No. 3 thereto filed on January 3, 2024, Amendment No. 4 thereto filed on July 15, 2024, Amendment No. 5 thereto filed on July 30, 2024, Amendment No. 6 thereto filed on August 14, 2024, Amendment No. 7 thereto filed on September 3, 2024 and Amendment No. 8 thereto filed on September 11, 2024, the “Schedule 13D”) by Todd Deutsch, Ted D. Kellner and, in the case of Amendment No. 8 thereto, Paul W. Sweeney, with respect to the Common Stock, par value $0.001 per share, of AIM ImmunoTech Inc. (the “Company”).

In this Amendment No. 9, Mr. Deutsch, Mr. Kellner, Mr. Sweeney and Mr. Springate are each a “Reporting Person” and, collectively, the “Reporting Persons.” In the Initial Schedule 13D and all prior amendments, “Reporting Persons” refers to Mr. Deutsch and Mr. Kellner, except for Amendment No. 8, in which “Reporting Persons” refer to Mr. Deutsch, Mr. Kellner and Mr. Sweeney. Capitalized terms used herein and not otherwise defined in this Amendment No. 9 shall have the meanings set forth in the Schedule 13D. This Amendment No. 9 amends Items 2, 3, 5, 6 and 7 to the extent set forth below.

Item 2. Identity and Background

Item 2 is supplemented as follows:

This Amendment No. 9 is being filed jointly by Mr. Deutsch, Mr. Kellner, Mr. Sweeney and Mr. Springate.

Mr. Springate’s business address is P.O. Box 111, Lake Harmony, PA 18624. He is the Managing Member of WLJ Holdings LLC, a company specializing in building healthcare companies in certain niches to meet unmet needs. Mr. Springate is a U.S. citizen.

During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding.

During the last five years, none of the Reporting Persons was party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 is supplemented as follows:

Mr. Springate acquired the shares of Common Stock he beneficially owns pursuant to awards made under equity compensation plans of the Company.

Item 5. Interest in Securities of the Issuer

Mr. Springate is the beneficial owner of 4,660 shares of Common Stock, or 0.007% of the Company’s outstanding shares. He has sole voting and dispositive power over these shares. The Group consisting of the Reporting Persons owns an aggregate of 3,215,660 shares of Common Stock, or 5.04% of the Company’s outstanding shares. The foregoing is based on 63,779,325 shares of Common Stock outstanding as reported in a Prospectus filed by the Company pursuant to Rule 424(b)(5) on December 4, 2024 with the Securities and Exchange Commission (File No. 333-283269).

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is hereby supplemented as follows:

On December 14, 2024, each of William A. Carter and Mr. Springate joined, as “Cooperating Parties,” the agreement, dated September 3, 2024 and amended September 11, 2024 , among the other Reporting Persons and Mr. Chioini for the limited purposes set forth therein. The Coordinating Parties will not take Coordinated Actions (as defined in the agreement) without the approval of Mr. Kellner. Mr. Kellner and the Other Nominees may take Coordinated Actions without the approval or review of the Cooperating Parties, provided that no communications or public statements by Mr. Kellner or the Other Nominees will be attributed to, incorporate substantive information provided by or otherwise reference the Cooperating Parties in a substantive manner without their prior approval of those (and just those) specific portions of such communications or public statements, unless substantially consistent with prior communications, public statements or other disclosures previously approved by the Cooperating Parties.

The agreement terminated by its terms upon the completion of the Company’s annual meeting of stockholders held on December 17, 2024. The Reporting Persons expect to determine whether to continue to coordinate their activities with respect to the Company once the final results of the annual meeting are available.

The foregoing summary is qualified by reference in its entirety by the terms and conditions of the joinder to the agreement, a copy of which is attached hereto as Exhibit 1.

Item 7. Material to be Filed as Exhibits

Item 7 is hereby supplemented by adding the following exhibits:

Exhibit No.	Name

1.	Joinder to Agreement, dated December 14, 2024

2.	Joint Filing Agreement

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Date: December 17, 2024

TODD DEUTSCH

By:	/s/ Todd Deutsch

TED D. KELLNER

By:	/s/ Ted D. Kellner

PAUL W. SWEENEY

By:	/s/ Paul W. Sweeney

WAYNE SPRINGATE

By:	/s/ Wayne Springate